FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ X ___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___ X ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



September 18, 2003

Dear Fellow Shareholder:

You are cordially invited to attend a Special Meeting of Shareholders to be held at 16:00 on October 27, 2003 at Teva's executive offices at 5 Basel Street, Petach Tikva, Israel.

The agenda for the Special Meeting is as follows:

1. To appoint for a three-year term Prof. Gabriela Shalev as one of our two independent directors who, under the provisions of the Israel Companies Law, we are required to nominate and elect and who are required to meet the independence criteria of the Israel Companies Law ("Statutory Independent Directors"). Prof. Shalev would replace Mr. Ori Slonim, whose term ends on October 17, 2003.

   Prof. Shalev has been a lecturer and a member of the Faculty of Law of the Hebrew University since 1964, where from 1986 she held the position of Professor of Contract Law. Having retired from the Hebrew University in 2002, she is currently President of the Israeli Center for Academic Studies. Prof. Shalev has an LLB, an LLM and a Doctor Jur. from the Faculty of Law of the Hebrew University and was a Visiting Scholar at Harvard Law School.

   Prof. Shalev was a member of the board of directors and Chairperson of the audit committee of Bank HaPoalim Ltd. from 1990 until 1996. She has been a member of the board of directors and Chairperson of the audit committee of the Israel Electric Company since 1995. She currently is also a director of Koor Industries Ltd. and Osem Investments Ltd.

   Teva's board of directors currently consists of 13 directors, 10 of whom satisfy the independence requirements, as defined under the U.S. Sarbanes-Oxley Act and the proposed NASDAQ requirements. Prof. Shalev would satisfy these requirements as well.

   The Israeli Companies Law requires that two Statutory Independent Directors serve on the board of directors of Teva, and that, if the position of a Statutory Independent Director becomes vacant, a special meeting should be convened at the earliest possible time to elect a replacement Statutory Independent Director.

As you remember, Dr. Leora Meridor, Teva's other Statutory Independent Director, was appointed at the special meeting held on November 27, 2002 to serve for a three-year term, which began on December 7, 2002.

2. To approve an increase in the remuneration paid to all of Teva's directors (other than Teva's Chairman) to the maximum fee allowed to be paid under Israeli law to Statutory Independent Directors serving in companies such as Teva.

   The Israeli law has recently been amended to allow companies such as Teva (being listed on the Tel Aviv Stock Exchange and NASDAQ) to increase the fees paid to their Statutory Independent Directors up to a maximum amount of NIS 100,000 (approximately $22,700) per annum for their services, and NIS 3,000 (approximately $680) per meeting. This amendment of the Israeli law was made largely in response to the additional obligations and demands that are imposed on Statutory Independent Directors in companies such as Teva. In order to maintain the same level of fees paid to the currently serving and the proposed new Statutory Independent Director, Israeli law requires that the increased fee be set at the date of the nomination of the new Statutory Independent Director. For this reason, the increase in remuneration is being proposed in the agenda of this special meeting.

   Teva's board of directors delegates some of its powers to committees of the board, to the extent permitted under the Israeli Companies Law. Under the Israeli Companies Law, Teva's audit committee must include both of its Statutory Independent Directors; all other committees must include at least one Statutory Independent Director. All existing members of our audit committee and remuneration committee satisfy the independence requirements, as defined under the Sarbanes-Oxley Act and the proposed NASDAQ requirements.

   It is proposed to reset the remuneration paid to all other directors (other than the Chairman, whose employment agreement with Teva was approved at the general meeting of shareholders held on April 22, 2002) to the same level as that to be paid to our Statutory Independent Directors. It is also proposed that those of our directors who also serve as Chairpersons (i.e. three directors) of our various committees shall be paid annual fees of NIS 125,000 (approximately $28,375). None of our directors (other than our Chairman) are employees of the Company. The audit committee and the board of directors have approved these proposals.

Under the terms of the Depositary Agreement among Teva, The Bank of New York, which acts as the Depositary, and the holders of the Company's ADRs, the Depositary shall endeavor (insofar as is practicable and in accordance with the articles of association of the Company) to vote or cause to be voted the number of ordinary shares represented by your ADRs in accordance with your instructions.

If your instructions are not received by the Depositary, the Depositary shall give a discretionary proxy for the ordinary shares represented by your ADRs to a person designated by the Company.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend the meeting, it is important that your shares be represented. We recommend a vote **for approval** of the proposed appointment and other actions included in the formal notice of the meeting attached hereto. Accordingly, you are urged to sign, date and mail the enclosed Voting Instruction Card in the envelope provided at your earliest convenience.

Thank you for your cooperation.

Very truly yours,

Eli Hurvitz
Chairman of the Board

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Special Meeting of Shareholders

Notice is hereby given that a Special Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva's executive offices at 5 Basel Street, Petach Tikva, Israel on October 27, 2003 at 16:00.

The agenda for the Special Meeting is as follows:

1. To appoint Prof. Gabriela Shalev as a Statutory Independent Director for a three-year term, replacing Mr. Ori Slonim whose term ends on October 17, 2003.

2. To approve an increase in the remuneration of the directors of the Company (other than the Chairman). Such annual remuneration is to be set at NIS 100,000 (approximately $22,700), with an additional NIS 3,000 (approximately $680) per meeting. Directors who are also committee Chairpersons shall receive annual remuneration of NIS 125,000 (approximately $28,375). Such remuneration shall be adjusted in accordance with changes in the Israeli Consumer Price Index.

The approval of the appointment of Prof. Gabriela Shalev as a Statutory Independent Director (resolution 1) is subject to one of the following conditions: (i) that the majority of the votes cast at the meeting and voting in favor of the appointment shall include at least one third of the votes of shareholders who are not controlling persons (as such term is defined in the Israel Companies Law) or their proxies present at the meeting (not including abstentions) or (ii) that the total number of objecting votes of shareholders who are not controlling persons or their proxies do not exceed 1% of the total voting rights in the Company.

The approval of the increase in the remuneration of the directors of the Company (resolution 2) requires the support of an ordinary majority of the shareholders present in person or by proxy at the meeting.

Shareholders of record at the close of business on September 18, 2003 will be entitled to notice of, and to vote at, the meeting.

By Order on the Board of Directors

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Uzi Karniel, Adv.
Secretary

Dated: September 18, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
       Name: Dan Suesskind
       Title: Chief Financial Officer

Date: September 18, 2003